Exhibit 99.1

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2024 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2024

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

		June 30,	December 31,
		2024	2023
	Note	U.S. Dollars (in thousands)

Assets

Current assets
Cash and cash equivalents	4A	86,201	119,968
Short-term deposits		256,250	215,250
Marketable securities	4B	23,615	18,816
Trade accounts receivable, net		68,151	87,300
Inventories	4C	99,215	85,905
Other current assets	4D	27,048	19,548
Total current assets		560,480	546,787

Long term deposits		6,000	21,000
Marketable securities	4B	81,817	73,576
Long term inventory	4C	9,553	9,023
Deferred tax assets, net		2,642	2,642
Other assets, net		1,947	1,370
Property, plant and equipment, net	4E	44,246	41,987
Intangible assets, net	4F	15,145	16,937
Goodwill		74,345	74,345
Total non-current assets		235,695	240,880
Total assets		796,175	787,667

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable		37,757	42,187
Other current liabilities	4G	69,777	54,487
Total current liabilities		107,534	96,674

Long term liabilities
Deferred tax liabilities, net		5,845	7,541
Other long-term liabilities		9,988	10,473
Convertible notes	4H	197,378	196,831
		213,211	214,845
Total liabilities		320,745	311,519

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2024 and at December 31, 2023;
47,410,314 issued shares at June 30, 2024 and 46,993,998 at December 31, 2023;
45,317,938 shares outstanding at June 30, 2024 and 44,901,622 at December 31, 2023;	3	177	176
Additional paid-in capital		207,615	200,389
Accumulated other comprehensive income (loss)		(534)	129
Retained earnings		270,070	277,352
		477,328	478,046
Treasury stock, at cost (2,092,376 shares as of June 30, 2024 and December 31, 2023)		(1,898)	(1,898)

Total shareholders' equity		475,430	476,148

Total liabilities and shareholders' equity		796,175	787,667

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

		Six months ended June 30,		Year ended December 31,
		2024	2023	2023
	Note	U.S. dollars		U.S. dollars

Revenues		199,601	146,215	315,375
Cost of revenues		103,638	77,378	167,742

Gross profit		95,963	68,837	147,633

Research and development costs		18,146	15,672	31,470
Selling, general and
administrative expenses	5A	30,694	24,037	50,751
		48,840	39,709	82,221

Operating profit		47,123	29,128	65,412

Financial income, net	5B	10,624	10,864	22,218

Income before income taxes		57,747	39,992	87,630

Income tax expense		(4,984)	(4,208)	(8,998)

Net income		52,763	35,784	78,632

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations (contd.)

Net income per ordinary share:

		Six months ended June 30,		Year ended December 31,
		2024	2023	2023
	Note	U.S. dollars		U.S. dollars

Basic net earnings per share		1.17	0.80	1.76

Diluted net earnings per share		1.08	0.74	1.63

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic		45,160	44,562	44,725

Diluted		49,283	48,531	48,863

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	U.S. dollars		U.S. dollars

Net income	52,763	35,784	78,632
Other comprehensive income (loss), net of tax:
Change in net unrealized gains on available-for-sale marketable securities	(663)	-	740
Deferred tax expense	-	-	(611)
Total other comprehensive income (loss)	(663)	-	129

Total comprehensive income	52,100	35,784	78,761

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

						Accumulated
	Ordinary Shares		Number of		Additional	Other		Total
	NIS 0.01 par value		Treasury	Treasury	paid-in	Comprehensive	Retained	shareholders'
	Number of	U.S. Dollars	Shares	Shares	capital	Income (loss)	earnings	equity
	Shares Issued	(in thousands)		U.S. Dollars (in thousands)

Balances at
December 31, 2022	46,505,318	175	(2,092,376)	(1,898)	187,105	-	198,720	384,102

Share-based
compensation
expense	-	-	-	-	6,521	-	-	6,521
Exercise of share
options and RSUs	306,186	*	-	-	-	-	-	-
Net income	-	-	-	-	-	-	35,784	35,784

Balances at
June 30, 2023	46,811,504	175	(2,092,376)	(1,898)	193,626	-	234,504	426,407

Share-based
compensation
expense	-	-	-	-	6,077	-	-	6,077
Exercise of share
options and RSUs	182,494	1	-	-	181	-	-	182
Share-based
compensation adjustment	-	-	-	-	505		-	505
Unrealised gain on investments	-	-	-	-	-	740	-	740
Deferred tax expense	-	-	-	-	-	(611)	-	(611)
Net income	-	-	-	-	-	-	42,848	42,848
Balances at
December 31, 2023	46,993,998	176	(2,092,376)	(1,898)	200,389	129	277,352	476,148

Share-based
compensation
expense	-	-	-	-	7,198	-	-	7,198
Exercise of share
options and RSUs	416,316	1	-	-	28	-	-	29
Unrealised gain on investments	-	-	-	-	-	(663)	-	(663)
Dividend paid	-	-	-	-	-	-	(60,045)	(60,045)
Net income	-	-	-	-	-	-	52,763	52,763

Balances at
June 30, 2024	47,410,314	177	(2,092,376)	(1,898)	207,615	(534)	270,070	475,430

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

*Represents an amount less than $1,000

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	U.S. dollars		U.S. dollars

Cash flows from operating activities:
Net income	52,763	35,784	78,632
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	5,040	2,406	5,784
Deferred tax expense	(1,696)	280	(1,254)
Amortization of debt issuance costs	547	547	1,094
Loss on disposal of fixed assets	-	233	6
Share based compensation expense	7,198	6,521	12,598
Change in provision for doubtful debts	112	-	100

Changes in operating assets and liabilities:
Trade accounts receivable	19,267	1,829	(1,890)
Inventories	(14,467)	171	(13,692)
Due from related parties	(1)	-	(3)
Other assets	(9,371)	(5,375)	(6,766)
Trade accounts payable	(4,713)	(231)	10,121
Other current liabilities	15,467	(9,449)	(5,406)

Net cash provided by operating activities	70,146	32,716	79,324

Cash flows from investing activities:
Acquisition of subsidiary consolidated for the first time (a)	1,295	-	(101,781)
Proceeds from (investment in) short-term deposits	(41,000)	57,000	36,250
Proceeds from (investment in) long-term deposits	15,000	-	58,000
Purchase of fixed assets	(5,133)	(4,782)	(8,097)
Purchase of intangible assets	(126)	(60)	(173)
Purchase of marketable securities	(25,653)	-	(103,528)
Redemption of marketable securities	11,950	-	11,876

Net cash provided by (used in) investing activities	(43,667)	52,158	(107,453)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	U.S. dollars		U.S. dollars

Cash flows from financing activities:
Proceeds from exercise of share options	29	-	182
Dividend payment	(60,045)	-	-

Net cash provided by (used in) financing activities	(60,016)	-	182
Effect of change in exchange rate on cash and cash equivalents	(230)	(243)	(241)

Net increase (decrease) in cash and cash equivalents	(33,767)	84,631	(28,188)
Cash and cash equivalents at beginning of the period	119,968	148,156	148,156
Cash and cash equivalents at end of the period	86,201	232,787	119,968

Year ended December 31, 2023
(a) Acquisition of subsidiary, consolidated for the first time:	U.S. Dollars
Working capital (excluding cash and cash equivalents)	(15,288)
Fixed assets, net	(1,615)
Intangible assets	(16,900)
Goodwill	(74,345)
Deferred taxes liabilities, net	7,157
Working capital adjustments	(1,295)
(102,286)
Increase in goodwill against share-based compensation	505
(101,781)

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	U.S. dollars		U.S. dollars

Supplementary cash flows information:
Income taxes paid	4,497	9,626	13,807
Interest received	6,125	6,911	18,685
Lease payments	1,040	735	1,854

Non-cash transactions:
Fixed assets purchased with supplier credit	550	371	267

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 1 - Nature of Operations

Camtek Ltd. (“Camtek” or the “Company”), an Israeli corporation, is jointly controlled 21.2% by Priortech Ltd., an Israeli corporation listed on the Tel-Aviv Stock Exchange and 17.3% by Chroma Ate Inc., a Taiwanese company (“Chroma”). Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yield and reliability, and enabling and supporting customers’ latest technologies in the semiconductor fabrication industry.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 2 - Basis of Preparation

A. Statement of compliance

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s 2023 annual audited consolidated financial statements for the year ended December 31, 2023.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated interim statements should be read in conjunction with the Company’s 2023 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

In the opinion of management of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2024, and its results of operations for the six months ended June 30, 2024, and 2023, and cash flows for the six months ended June 30, 2024, and 2023. The condensed balance sheet at December 31, 2023, was derived from the audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 3 - Shareholders’ Equity

A. General

The Company’s shares are traded on the NASDAQ Global Market under the symbol “CAMT”, and also listed and traded on the Tel-Aviv stock exchange.

B. Changes in Stock Options and RSUs

The number of stock options exercised in the six-month period ended June 30, 2024, was 416,316.

In the first six months of 2024, 183,329 restricted share units (RSUs) were granted by the Company. The RSUs vest over a four-year period.

C. Share-based Compensation Expense

The total share-based compensation expense amounted to $7,198, $6,521, and $12,598 for the six-month periods ended June 30, 2024 and 2023 and the year ended December 31, 2023, respectively.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information

A. Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2024 and December 31, 2023 is denominated in the following currencies:

	June 30,	December 31,
	2024	2023
	U.S. Dollars

US Dollars	73,637	113,190
New Israeli Shekels	4,065	2,795
Other currencies	8,499	3,983

	86,201	119,968

Short-term deposits are bank deposits in US Dollars with an original maturity of more than three months and remaining term at the balance sheet date of no more than twelve months. As of June 30, 2024, the average annual interest rate was 6.11%.

B. Marketable Securities

Summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of June 30, 2024 and December 31, 2023:

	June 30, 2024
	U.S. Dollars
Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	22,645	2	(32)	22,615
Government bonds	984	16	-	1,000
	23,629	18	(32)	23,615
Matures after one year:
Corporate bonds	73,278	111	(380)	73,009
Government bonds	8,798	12	(2)	8,808
	82,076	123	(382)	81,817
	105,705	141	(414)	105,432

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

B. Marketable Securities (cont’d)

	December 31, 2023
	U.S. Dollars
Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Matures within one year:
Corporate bonds	9,821	7	(9)	9,819
Government bonds	8,983	14	-	8,997
	18,804	21	(9)	18,816
Matures after one year:
Corporate bonds	64,033	574	(3)	64,604
Government bonds	8,815	157	-	8,972
	72,848	731	(3)	73,576
	91,652	752	(12)	92,392

The amortized cost and estimated fair value of marketable securities classified by the maturity date listed on the security, regardless of the Consolidated Balance Sheet classification, is as follows at June 30, 2024 and December 31, 2023:

	June 30, 2024
	Amortized Cost	Fair Value
	U.S. Dollars

Due within one year	23,629	23,615
Due after one through five years	52,239	51,937
Due after five through ten years	29,837	29,880
Total marketable securities	105,705	105,432

	December 31, 2023
	Amortized Cost	Fair Value
	U.S. Dollars (in thousands)
Due within one year	18,804	18,816
Due after one through five years	72,210	72,908
Due after five through ten years	638	668
Total marketable securities	91,652	92,392

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

B. Marketable Securities (cont’d)

The following table summarizes the estimated fair value and gross unrealized holding losses of marketable securities, aggregated by investment instrument and period of time in an unrealized loss position, at June 30, 2024 and December 31, 2023.

	In Unrealized Loss Position For Less Than 12 Months
June 30, 2024	Fair Value	Gross Unrealized Loss
	U.S. Dollars

Corporate bonds	73,903	(412)
Government bonds	2,016	(2)
	75,919	(414)

	In Unrealized Loss Position For Less Than 12 Months
December 31, 2023	Fair Value	Gross Unrealized Loss
	U.S. Dollars

Corporate bonds	5,154	(12)
	5,154	(12)

The level in the fair value hierarchy within which an asset or liability is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023, aggregated by the level in the fair-value hierarchy within which those measurements fall:

	June 30, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
	U.S. Dollars

Assets
Marketable securities (current assets)	23,615	1,000	22,615	-
Marketable securities (non-current assets	81,817	8,808	73,009	-
Total Assets	105,432	9,808	95,624	-

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

B. Marketable Securities (cont’d)

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
	U.S. Dollars

Assets
Marketable securities (current assets)	18,816	6,988	11,828	-
Marketable securities (non-current assets	73,576	6,981	66,595	-
Total Assets	92,392	13,969	78,423	-

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. In the periods ended June 30, 2024 and December 31, 2023, the Company invested in marketable securities.

Marketable securities are classified within Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

C. Inventories

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Components	60,438	55,598
Work in process	26,817	20,038
Finished products (including systems at customer locations not yet sold)	21,513	19,292

	108,768	94,928

Inventories are presented in:

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Current assets	99,215	85,905
Long-term assets	9,553	9,023

	108,768	94,928

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

D. Other Current Assets

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Interest receivable	13,355	8,386
Due from Government institutions and income tax receivables	7,696	3,690
Prepaid expenses and vendor downpayments	4,996	5,164
Other	1,001	2,308

	27,048	19,548

E. Property, Plant and Equipment, Net

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Land	1,401	1,401
Building	21,733	20,730
Machinery and equipment	30,187	27,626
Office furniture and equipment	1,061	1,057
Computer equipment and software	6,386	6,542
Automobiles	431	429
Leasehold improvements	2,237	2,100
Right of use assets	7,002	7,187
	70,438	67,072

Less - accumulated depreciation	26,192	25,085

	44,246	41,987

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

F. Intangible Assets, Net

	June 30,	December 31,
	2024	2024
	U.S. Dollars
Cost:
Patent registration costs	2,434	2,308
Acquired technology	12,200	12,200
Acquired trade names	2,700	2,700
Acquired customer relationship	2,000	2,000
	19,334	19,208

Less accumulated amortization	4,189	2,271

Total intangible assets, net	15,145	16,937

G. Other Current Liabilities

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Commissions	12,617	13,588
Advances from customers and deferred revenues	26,585	14,701
Accrued employee compensation and related benefits	14,362	13,137
Accrued warranty costs (1)	3,713	3,397
Government institutions and income tax payable	7,633	5,316
Accrued expenses	3,133	2,661
Operating lease obligations	1,734	1,687

(1) Changes in the accrued warranty costs are as follows:	69,777	54,487

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Beginning of period	3,397	3,161
Accruals	3,453	5,505
Usage	(3,137)	(5,269)

Balance at end of period	3,713	3,397

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 4 - Supplementary Financial Statements Information (cont’d)

H. Convertible Notes

The Convertible Senior Notes consisted of the following:

	June 30,	December 31,
	2024	2023
	U.S. Dollars

Liability:
Principle:	200,000	200,000
Unamortized issuance costs	(2,622)	(3,169)
Net carrying amount	197,378	196,831

As of June 30, 2024, the debt issuance costs of the Notes will be amortized over the remaining term of approximately 2.5 years.

The annual effective interest rate of the Notes is 0.56%. In the six-months ended June 30, 2024, $547 was recorded as amortization of debt issuance costs (In the year ended December 31, 2023 - $1,094).

As of June 30, 2024, the estimated fair value of the Notes, which the Company has classified as Level 2 financial instruments, is $441,843 (December 31, 2023 - $258,941). The estimated fair value was determined based on the quoted bid price of the Notes in an over-the-counter market on the last trading day of the reporting period.

As of June 30, 2024, the principal amount exceeded the if-converted value of the Notes by $241,843 (December 31, 2023, the principal amount exceeded the if-converted value of the Notes by $58,941).

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note 5 - Statements of Operations

A. Selling, general and administrative expenses

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	U.S. Dollars

Selling (1)	23,004	17,910	36,896
General and administrative	7,690	6,127	13,855

	30,694	24,037	50,751

(1) Including shipping and handling costs	2,029	1,025	2,744

B. Financial income (expenses), net

	Six months ended June 30,		Year ended December 31,
	2024	2023	2023
	U.S. Dollars

Interest income	11,812	11,838	24,051
Amortization of issuance costs of convertible notes	(547)	(547)	(1,094)
Other, net (1)	(641)	(427)	(739)

	10,624	10,864	22,218

(1) Including foreign currency expense resulting from transactions not denominated in U.S. Dollars	(313)	(172)	(78)